SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Final Amendment)[FN 1]

                          GALILEO INTERNATIONAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  363547 10 0
                                 (CUSIP Number)

                                 JUNE 30, 1999
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)










     --------

     [FN1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 363547 10 0                                          Page 2 of 4 Pages


1)   Name of Reporting Person                    British Airways
     I.R.S. Identification                       plc
     No. of Above Person
     (ENTITIES ONLY)

2)   Check the Appropriate Box                          (a) [   ]
     if a Member of a Group                             (b) [ X ]

3)   SEC Use Only

4)   Citizenship or Place                    United Kingdom
     of Organization

Number of                               5)   Sole Voting        -0-
Shares Beneficially                          Power
Owned by Each
Reporting Person
With:

                                        6)   Shared Voting
                                             Power              -0-

                                        7)   Sole Disposi-      -0-
                                             tive Power

                                        8)   Shared Dis-
                                             positive Power     -0-


9)   Aggregate Amount Beneficially                              -0-
     Owned by Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                            -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                                 CO

CUSIP No. 363547 10 0                                          Page 3 of 4 Pages


                         FINAL AMENDMENT TO SCHEDULE 13G

          Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on May 18, 1999 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

                 The Schedule 13G is hereby amended as follows:

Item 4 -             Ownership.

                     (a)  Amount Beneficially Owned: -0-

                     (b)  Percent of Class: -0-

                     (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote: -0-

                     (ii) shared power to vote or to direct the vote:
                          -0-

                     (iii) sole power to dispose or to direct the disposition of: -0-

                     (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -             Ownership of Five Percent or Less of a Class:

          On June 15, 1999 BHL sold its interest in BAC to BA, and on June 30, 1999 BA sold its interest in BAC to the Issuer. BAC was the parent company and sole stockholder of DSI, which was the direct beneficial owner of the Common Stock previously reported as being owned by the Reporting Persons. As of the date hereof, BHL, BAC and DSI have ceased to exist as corporate entities and all of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No. 363547 10 0                                          Page 4 of 4 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 BRITISH AIRWAYS PLC

                                                 By   /S/ PAUL JARVIS
                                                 Name: Paul Jarvis
                                                 Title: Assistant Secretary





Date: November 11, 1999